

# News Release – October 6, 2006

## *Masara Mine, Philippines, Drilling & Underground Update*

TRADING SYMBOL:  TORONTO & OSLO: **CRU** FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

**LONDON,** United Kingdom: October 6, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

- **New significant vein identified with drill intercepts well above historical grades. Jessie vein not included in previous resource estimates**

- **Significantly higher grades encountered by underground development and sampling**

- **Underground development and sampling continues to support wider mining widths being the basis for investment to increase plant capacity from 2,000 t/d to 2,900 t/d**

- **Continued good progress of the 2006/2007 80,000 metre drilling program. 21,000 metres drilled to date with 6 rigs on site**

The Company is pleased to report preliminary results from drilling on the Jessie vein at Masara. The Jessie vein has not been included in previous resource estimates for the property.

Results have been received for two of eight holes drilled to date. Those holes awaiting assay results show similar vein mineralogy, textures and widths to the first two holes. Results from the first two holes have returned significant intersections. Drill hole JB02 intercepted 3.8 m (down hole) at 47.6 g/t Au, including 0.8 m at 156 g/t Au. Drill hole JB03 intercepted 5.6 meters (down hole) at an average grade of 40.1 g/t Au. Applying an assay top cut of 31 g/t Au, these intersections are reported at 16.3 g/t and 28.4 g/t, respectively.

Drilling density is approximately 100m x 75m and this has demonstrated that the Jessie vein is a consistent and well mineralized structure, which offers a significant upside addition to previous resources estimates. Drilling to date has identified the vein over a 500m strike-length and a 250m down dip extension, which outlines a 125,000m$^2$ area (refer attached Figure). The structure is open along strike and further drilling is expected to expand the area. The width of mineralized intercepts averages 7 m (2 to 12 metres range) with an average true width of 5.3 m.

Mineralized intercept in DDH JB02 (True width 3.3 m)

| Drill Hole | Sample | From | To | Au | Ag | Cu | Pb | Zn |
|---|---|---|---|---|---|---|---|---|
| | No | m | m | g/t | g/t | pct | pct | pct |
| DDH JB-02 | 12452 | 69.9 | 70.7 | 156.1 | 1508 | 7.56 | 0.32 | 0.68 |
| DDH JB-02 | 12453 | 70.7 | 71.5 | 22.6 | 315 | 2.09 | 0.45 | 1.69 |
| DDH JB-02 | 12454 | 71.5 | 73.2 | 0.8 | 9 | 0.10 | 0.06 | 0.18 |
| DDH JB-02 | 12455 | 73.2 | 73.7 | 10.9 | 148 | 2.08 | 0.03 | 0.31 |

Mineralized intercept in DDH JB03 (True width 4.6 m)

| Drill Hole | Sample | From | To | Au | Ag | Cu | Pb | Zn |
|---|---|---|---|---|---|---|---|---|
| | No | m | m | g/t | g/t | pct | pct | pct |
| DDH JB-03 | 12718 | 113.4 | 114.4 | 47.7 | 296 | 0.40 | 1.29 | 2.97 |
| DDH JB-03 | 12719 | 114.4 | 115.4 | 38.4 | 287 | 0.41 | 0.99 | 2.14 |
| DDH JB-03 | 12720 | 115.4 | 116.4 | 8.2 | 72 | 0.18 | 0.06 | 0.18 |
| DDH JB-03 | 12721 | 116.4 | 117.4 | 3.8 | 35 | 0.24 | 0.08 | 0.16 |
| DDH JB-03 | 12722 | 117.4 | 118.4 | 101.0 | 888 | 1.36 | 0.06 | 0.13 |
| DDH JB-03 | 12723 | 118.4 | 119.0 | 41.5 | 461 | 1.36 | 0.04 | 0.21 |

The adjacent Sandy vein appears to be a more irregular structure, probably as a result of splitting and merging with Jessie vein along strike. The average (apparent) thickness of the Sandy vein is 2-3 m. Assay results from Sandy vein are awaited.

To date, 21,097 metres of drilling has been completed at Masara with six drill rigs currently operating.

In the underground development, drifting southeast along strike on the Bonanza vein has started intersecting good ore grades. Sampling of both hanging wall and footwall alteration zones shows these to be variably mineralised.

The table below shows the results of 20 successive faces sampled in the Bonanza Ore Drift (SE). Data shows that gold is fairly regularly distributed over a 2 m wide section. In many instances, the entire vein has not been exposed by the 3-m drift. A composite Main vein sample at 19SE returned 9.1 g/t Au over 2.33 m and 836 g/t Au over 0.3 m, which was capped to 31 g/t Au before calculating the average grade of 11.9 g/t Au.

Face samples from Bonanza Ore Drift (from 1st blast round towards southeast)

| Location | face# | Main Vein | MV width |
|---|---|---|---|
| | | g/t Au | m |
| L590 BNZ | 1SE | 2.07 | 1.60 |
| L590 BNZ | 2SE | 3.11 | 1.70 |
| L590 BNZ | 3SE | 3.12 | 1.69 |
| L590 BNZ | 4SE | 4.27 | 2.05 |
| L590 BNZ | 5SE | 5.46 | 2.37 |
| L590 BNZ | 6SE | 4.94 | 2.70 |
| L590 BNZ | 7SE | n/a | 2.12 |
| L590 BNZ | 8SE | 3.51 | 1.84 |
| L590 BNZ | 9SE | 2.45 | 1.67 |
| L590 BNZ | 10SE | 4.59 | 2.50 |
| L590 BNZ | 11SE | 6.84 | 1.80 |
| L590 BNZ | 12SE | 2.71 | 1.64 |
| L590 BNZ | 13SE | 5.11 | 2.10 |
| L590 BNZ | 14SE | 3.19 | 1.43 |
| L590 BNZ | 15SE | 8.46 | 1.87 |
| L590 BNZ | 16SE | 3.33 | 1.40 |
| L590 BNZ | 17SE | 7.26 | 0.98 |
| L590 BNZ | 18SE | 7.32 | 2.91 |
| L590 BNZ | 19SE | 11.87 | 2.66 |
| Average: | | 4.98 | 2.0 |

**Geophysical Survey**

A geophysical IP survey has been completed in the south east section of the property and results are being assessed. A detailed magnetic survey over the same area is now in progress. These surveys are aimed at providing better target definition for the area of open pit potential where several of the vein systems coalesce.

Commenting on these results, Crew President and CEO, Jan Vestrum, stated *"The drill results from Jessie vein are particularly encouraging as they have returned some of the best intersections from Masara and the Jessie vein has not previously been included in resource estimates for the property. For the underground development, it is pleasing to see grades of this order starting to be achieved. The continued discovery of new veins, higher grade intersects, and possibly most importantly, supporting data for a potential of significantly increased mining width truly underpins our earlier statement that the acquisition of Apex having the potential to be a company maker."*

**Quality Assurance and Control and Qualified Person**

All drilling is conducted using industry accepted equipment and procedures for drilling and sampling. All drill intercepts reported in this press release relate to HQ-PQ diamond drill core (half core samples, maximum 1m intervals, >95% sample recovery) for resource definition drilling. All assay results reported are determined by 50 gram fire assay, aqua regia digest and atomic absorption spectrometer readings to a detection limit of 0.01 g/t gold by independent McPhar assay laboratory facility in Manila. A check assay program with internationally recognized and certified assay laboratory is also conducted to confirm reliability of assay data. The data are verified on an ongoing basis by Crew's Qualified Person and independent resource consultants of Snowden Mining Industry Consultants.

The exploration program has been conducted under the supervision of Jon S Petersen, SVP for Crew Gold Corp. and Qualified Person pursuant to NI 43-101 Standards of Disclosure for Mineral Projects and the drilling and underground sampling results in this document have been verified by Mr. Petersen. Mr. Petersen is not "independent" of Crew Gold Corporation within the meaning of NI 43-101 as he holds securities of the company.

**Map of SE Masara Project Area show drilling location along Jessie and Sandy veins**



**Jan A Vestrum**
**President & CEO**

## *Safe Harbour Statement*

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company's behalf, that are not statements of historical fact, may constitute "forward-looking statements" and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to Crew Acquisition Corp.'s intention to proceed with the compulsory acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "is expected", "targets", "budget", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.